                                                                           Exhibit 99.1

UTStarcom Launches SkyFlux Converged Packet Transport Platform and Postpones the Release of First Half 2020 Financial Results

Hangzhou, China, August 31, 2020 – UTStarcom (“UTStarcom” or the “Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today introduced a Converged Packet Transport Platform, SkyFlux.  The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization and SDN-based network intelligence into an efficient future-proof packet transport network that is ready to meet the complex set of requirements from 5G mobile networks and other applications.

Dr. Zhaochen Huang, UTStarcom’s Acting Chief Executive Officer, commented, "We are excited to launch our next-generation communications platform, SkyFlux Converged Packet Transport.  As network infrastructure continues to transition to 5G, we believe the product is well-positioned to meet the needs of key network operators globally. Our new SkyFlux Converged Packet Transport platform enables carriers to effectively manage the network resources and meet complex requirements of 5G mobile systems as well as of various other traditional and emerging applications by ensuring high performance, flexibility and efficiency."

UTStarcom’s Senior Vice President of Product & Technology, Mr. Steven Chen, said, "The new SkyFlux Converged Packet Transport platform integrates benefits of advanced communication technologies such as Segment Routing and FlexE/G.mtn with intelligence of UTStarcom’s SDN platform SOO Station for extended network and service agility and operational efficiency.  On top of high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency with FlexE/G.mtn Cross-Connect feature, and very high time synchronization accuracy reaching 5ns TE accuracy – characteristics of a transport networks that are particularly important for efficient 5G mobile network deployments.  We believe the SkyFlux platform is ideal for mobile and fixed network operators and broadband service providers, as it is optimized for use as a highly efficient backhaul, metro aggregation packet transport network."

Key features of SkyFlux Converged Packet Transport include:

•	Interfaces up to 400GE
•	Segment Routing MPLS (SR-MPLS)
•	MPLS-TP support for interoperation with legacy networks and smooth migration path
•	FlexE/G.mtn with bonding/sub-rating/channelization of links
•	Extra-low latency forwarding with FlexE/G.mtn Cross-Connect
•	Highly accurate time synchronization reaching 5ns TE accuracy per node, PTP IEEE1588v2 and SyncE support
•	Multi-layer hard and soft network slicing
•	Comprehensive OAM and protection
•	Integration with external SDN, standard interfaces including NETCONF/YANG, BGP-LS, PCEP
•	Small footprint, 300mm depth rack installation

The first product of the SkyFlux Converged Packet Transport platform is the SkyFlux SPN805S – a modular 5RU chassis-based platform optimized for high-capacity access and aggregation applications. With its advanced hardware and software architecture, high performance and solid feature set, the

SPN805S is designed to help service providers and network operators address the challenges and meet the requirements of 5G mobile network and other applications.  These include rapidly growing traffic volumes, network slicing, low latency, accurate timing over packet network, etc.

Major product features of SkyFlux SPN805S include:

•	640Gbps switching capacity
•	1GE/10GE/25GE/50GE/100GE UNI/NNI
•	50GE/100GE FlexE NNI
•	FlexE/G.mtn, FlexE/G.mtn Cross-Connect
•	Segment Routing (SR-MPLS), MPLS-TP
•	Highly accurate time synchronization reaching 5ns TE accuracy
•	5RU chassis, 300mm depth rack installation
•	12 line card slots
•	1+1 redundancy for major components including a switching fabric/controller and a power supply.

Along with the release of the new SkyFlux Converged Packet Transport platform, UTStarcom announced availability of Version 3.2 of its Integrated Management and Control platform SOO Station SDN Controller. The SkyFlux Converged Packet Transport platform is tightly coupled with the centralized SDN controller SOO Station that provides intelligent control of underlying network resources, network automation features and full-featured network management enabling quick and efficient network deployment, operation and maintenance.

UTStarcom’s Vice President of Optical Network Systems R&D, Ms. Lingrong Lu said: “This release of SOO Station Version 3.2 enhanced with the support of our SR platform and adding several powerful features is a major step forward in our strategy to deliver to network operators and service providers an efficient networking platform optimized for the variety of modern applications including 5G midhaul and backhaul, edge data center / MEC interconnect networks, next generation metro aggregation. Deployed together with our SkyFlux Converged Packet Transport platform, the SOO Station controller provides open and programmable environment that enables operators to build highly scalable, flexible networks that are easy to adapt to changing business needs.”

The SOO Station release 3.2 adds support of features that are essential for the SkyFlux Converged Packet Transport platform, including:

•	Support of Segment Routing control plane in the controller including SID management, SR policy, SR tunnels
•	Path Calculation Engine (PCE) with support of intelligent multi-factor path calculation, and re-calculation in the case of network state change
•	Service auto-recovery – based on pre-calculated protection paths and/or dynamic
•	Network Slicing – soft network slicing based on vNet and SR-based L2/L3VPN tunnels in specified vNet-based slices
•	Service Cutover including Change PE node and Change/Insert P node for seamless and effortless network and service manipulations

Release of Financial Results for the First Half of 2020

UTStarcom today also announced that it will postpone the release of its financial results for the first six months ended June 30, 2020 due to some undetermined items.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

In China

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com / utsi-ir@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com